OFFERING MEMORANDUM

**PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)**

**Globe Standard, Inc.**

**16112 Hart Street**
**Van Nuys, CA 91406**

**globestandard.com**



**100000 shares of Common Stock and GLO Token**

# THE OFFERING

Maximum 1,070,000 shares* of Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 100,000 shares of Common Stock ($10,000)

| | |
|---|---|
| **Company** | Globe Standard, Inc (also referred to as "we", "us", "our", or "Company") |
| **Corporate Address** | 16112 Hart Street, Van Nuys, CA 91406 |
| **Description of Business** | Globe Standard intends to create a micro utility grid that brings solar power to electric consumers worldwide. Globe Standard intends to make its proprietary GLO Tokens the standard token of the worldwide energy industry. |
| **Type of Security Offered** | Common Stock (the "Securities") and GLO Tokens (the "Tokens") |
| **Purchase Price of Security Offered** | $0.10 per share of Common Stock |
| **Minimum Investment Amount (per investor)** | $200.00 |

## Perks*

The Offering includes 1 GLO Token for every $1 invested.

For example, if you invest $250, you will receive 250 GLO Tokens.

*All perks will be issued after the Offering is completed.*

## Terms of the Shares

Description: We are offering shares of our Common Stock.

- Total amount of common stock authorized: 100,000,000
- Total shares of common stock issued: 60,000,000
- Will they be listed on Exchanges: We currently do not have any plans to issue the common stock on an exchange
- Voting Rights: Yes, each share will be entitled to one vote.
- Restrictions on Transfer: 1 year from closing of Reg CF Offering
  Dividends/Distributions: Yes, shares will be entitled to their pro rata share of dividend, if and when declared by the Board of Directors out of legally available funds
- Redemption Rights: None

## Terms of the Tokens

**GLO Token**

**Description:** GLO is a blockchain-based token issued by Globe Standard, Inc. and is intended to function as the preferred medium of exchange or currency usable within our own proprietary GLO website. It is intended to be used as a form of currency between our electricity consumers, retailers, and supply chain partners. GLO will utilize the Bitcoin blockchain, and is based on the SHA256 algorithm and will not be transferred to another blockchain.

- **Initial Blockchain:** Bitcoin Based Blockchain
- **Migration to Alternative Blockchain:** N/A
- **Expected Network Launch date:** January 2019
- **Total amount of Tokens created:** 7,600,000,000
- **Number of Tokens or Rights to Tokens already distributed:** 60,000,000 are currently held in the Company's wallet for investment and sale. The remaining Tokens are held in reserve.
- **Will they be listed on Exchanges:** We currently intend listing the Token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that we will be able to list the Token on any exchange or that any such a trading platform will be available at any time.

**Other Material Terms**

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Reg CF Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None

The Company currently does not yet have a functional distributed ledger based business model and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

**Tax Advisory:** Investors should consult their tax advisors with respect to the tax basis for each of the Common Stock and the Tokens, since they will trade independently.

**Jurisdictions:** No investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

### The 10% Bonus for StartEngine Shareholders

Globe Standard, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.10 / share, you will receive 100 bonus shares, meaning you'll own 1,100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

### Forward Looking Statements

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE

CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

## Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


**THE COMPANY AND ITS BUSINESS**


## The company's business

### Description of Business

The mission of Globe Standard is to create micro utility grids to bring solar power to electric consumers worldwide. Globe Standard will install solar panels and operate micro grids (solar electricity generating systems) at the end user/utility customer's location. Globe Standard intends to finance the installation of these systems to provide the end user with a fixed monthly leases, though the payment may be based on a variety of factors, including production of energy, usage of energy and the ability to connect the micro grid to a macro grid.

The Company intends to enter into 20 and 30-year solar leases and purchase power agreements with customers.

We believe that the costs associated with our agreements will be cheaper than the costs from purchasing power from the existing utility companies. Based on the CEO's experience the Company expects to provide this energy to consumers at a rate that is 20-30% cheaper than their local utility company (depending on the customers location).

The Company notes that depending on local, state and national regulations and infrastructures, the micro grids may not be able to be connected to macro grids.

In addition, the Company has created its own token, the GLO tokens. GLO Tokens are the digital cryptocurrency that will be launched by Globe Standard. Our hope is that it becomes the standard for  payments of energy goods and services, globally. GLO is based on Blockchain technology with decentralized record keeping through a distributed ledger.

Globe Standard intends to support the early demand for GLO thru its innovative renewable energy programs that aim to bring solar energy to the global community. Globe Standard intends to use the funds raised through its crowdfunding campaign to create micro utility grids that brings solar power to electric consumers worldwide. We intend to accept GLO as payments for our customers' electric bills and we intend to offer our customers a discount for paying energy bills with GLO.

We believe that once we have enough customers, this discount will encourage our customers to use GLO, every month. The Company plans to establish a large customer base and plans to offer a discount for customers using GLO to pay their monthly bills to Company in order to establish a demand for GLO.

Globe Standard makes no claim as to how many customers it will actually have, however, imagine if it had 1,000,000 customers each paying $100 per month in electric bills, that could create a demand for $100,000,000 worth of GLO currency, each month, from just this customer base. Electricity as a utility is a necessity and everyone is required to pay their electric bills every month.

Ideally, Globe Standard intends to make their proprietary GLO Tokens the standard token of the worldwide energy industry.

Globe Standard's CEO, who is based in the United States, has over ten years of renewable energy finance experience, including financing several million dollars of solar energy installations bringing clean renewable energy to consumers, cheaper than fossil fuel; and at the same time benefiting the environment by reducing greenhouse gases.

Development Stage: Globe Standard, Inc. is a Delaware corporation formed on January 25, 2018. Its founder established the Company primarily to operate in the global electricity marketplace, owning and operating microgrids worldwide, incorporating Blockchain Technology. The Company is ready to launch projects, subject to its funding goals outlined in this Offering Memorandum, and currently doesn't have clients. The CEO has relationships with solar module manufacturers, EPC (engineering, procurement, and construction) contractors, installers, and sales and marketing teams. Based on these relationships the Company believes that it should be able to launch projects immediately. Currently, there is a working website. The Tokens have already been developed and have been ready to distribute since July 2018. The Company is not currently operational and intends to be upon successful raise.

The GLO Tokens are being offered as perks in our Reg CF campaign on StartEngine. Additionally, in the future, we intend that customers will be able to purchase GLO Tokens directly from our website and from cryptocurrency trading websites, subject to those websites accepting our tokens for trading. Any such future availability of Tokens will depend on our meeting the requirements of securities law with respect to their issuance, and upon the existence of exchanges that meet regulatory requirements.

### Sales, Supply Chain, & Customer Base

Even though the Company has not started any sales, we have developed relationships with solar panel and inverter manufacturers. We have also established relationships with EPC contractors ready to submit projects to us. Our CEO has relationships with equipment manufacturers such as Boviet Solar, ReneSola, Growatt Inverters, Clean Energy Storage and has been purchasing from equipment manufacturers since 2010. We anticipate that our customers will be commercial and residential electricity consumers. Our goal is to be able to provide energy at a 20-30% cheaper rate than conventional grid power.

*Competition*

There is a very high demand for renewable energy financing in residential, commercial and utility scale projects. Some of our competition include LA Department of Water and Power, Southern California Edison and Southern California Gas Company. This market is rapidly growing and is at a global scale. According to **Bloomberg New Energy Finance,** Solar energy now accounts for 1.4% of the world's energy source and experts project that "wind and solar energy are set to surge to almost '50 by 50' - 50%" of the World's energy supply by 2050. New installations of 75 GW were placed in service in 2016 at a value of $135 Billion. This was an increase of 29.6% from the previous year.

*Liabilities and Litigation*

The Company has no liabilities or litigation.

**The team**

**Officers and directors**

| Ahmad M Yakub | Founder, CEO and Director |
|---|---|

Ahmad M Yakub
Ahmad M. Yakub is an experienced CEO with a demonstrated history of working in the renewables and environment industry. He is skilled in technology, renewable energy, strategic planning, business development and entrepreneurship. He holds a Bachelor's Degree in Information Technology. Ahmad currently works (approximately 2-3 hours a day) as the CEO of Broadstreet Solar, Inc., a solar energy company, from 2009 to present. Ahmad's primary job at present is working full-time (approximately 8-10 hours a day) for the Company as its CEO from the Company's inception in January 2018.

Number of Employees: 4

**Related party transactions**

The Company currently uses the office space of Broadstreet Solar, Inc., a company owned by our owner and sole shareholder Ahmad M. Yakub. The Company does not pay rent for the use of the office space

**RISK FACTORS**

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Early Stage Company** We are an early stage Company and have not yet generated any profits. Globe Standard was formed in 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We currently don't have any clients or operations, but will rely on this fundraising to secure potential clients. We will start operations upon completion of funding. The Company does not have any customers and there is no guarantee, despite our best efforts, that we may ever attract any future customers.

- **Business Performance** We are a complete start-up and not yet commenced operations. We currently do not have any customers, suppliers or any employees other than our founder. There can be no assurance that our performance will meet our expectations. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than any competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

- **Business Risks** Our business plan involves installing solar panels for third parties and then collecting a future revenue stream from those panels for a fixed period of time (20 and 30 year periods). Should anything happen to those panels (e.g., destruction from fires, vandalism, acts of nature, etc.). We may not be able to recoup the losses from those events. Further customers may not pay us or pay us in a timely manner. Should that occur we will have some recourses (e.g., lawsuits); however, those can be costly and expensive and we may not be able to recoup any or all of our losses. Should either of these events occurs it could have a material adverse effect on our financial position and financial prospects.

- **Dependent on a Small Team** To date, Ahmad K. Yakub is the Company's only team member in the United States and the other three team members are located in India. Until Ahmad builds out the team, you are dependent on him working hard for Globe Standard and being successful. There is no guarantee that Ahmad will be able to attract and retain the necessary employees. The Company's CEO, Ahmad K. Yakub, is also the CEO of Broadstreet Solar, Inc. If Ahmad is unable to devote enough time and focus to Globe Standard the Company may fail.

- **Key Personnel** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Valuation** The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electricity. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Regulation** We operate in a regulated industry. We need to operate in accordance with the United States Department of Energy and with the energy commission in each state we operate. We have not yet obtained any such permits. In addition, state, city and local regulations may not allow customers to add or remove their micro girds from the macro grid. As the Company expands into different states, cities, and counties it will have to comply with these laws and regulations which may or may not require the Company to register to do business in these locations.

- **Consumer Financing Regulations** We intend to provide financing for solar equipment. In order to do so, we will need to comply with consumer finance regulations in the jurisdictions in which we offer this option. We do not yet have any licenses or permits for this aspect of our operations.

- **Transfer Rights** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Undercapitalization** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Management Discretion** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Market Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **Blockchain** There are various risks associated with the use of blockchain technology including, but no limited to, potential vulnerability to hacking and software glitches. While blockchain technology is generally secure, there exists the possibility that the blockchain technology may fail to protect the information and data transfers associated with our website. Finally, blockchain technology is currently not regulated and the risks of glitches and hacking are only preventable by the efforts of the Company to keep its code up to date against future issues.

- **Blockchain and Cryptocurrencies** Regulation of cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the adoption and utility of the cryptocurrencies, cryptocurrency exchanges, and cryptocurrency mining. Failure by us to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. In addition, regulation which results in the decline in the adoption or use of cryptocurrencies, such as cryptocurrency bans or the regulation of cryptocurrency exchanges, may result in the decline of cryptocurrency values, thereby making cryptocurrency mining unprofitable. There will be no guarantee that we will be able to effectuate our plans with our currency or that our currency will have any value in the future.

- **Funds** If the Company cannot raise sufficient funds it will not succeed. The Company, is offering stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- **Rolling Closes** This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

- **Ownership** To date, our CEO, Ahmad K. Yakub, beneficially owns all (100%) the shares of Common Stock that the Company has issued. Ahmad will have the ability to influence the Company through his ownership position after this offering and may be able to determine all matters requiring stockholder approval.

- **Suppliers** While Ahmad K. Yakub has previous relationship with solar panel and inverter manufacturers, EPC contractors, installers, and solar module manufacturers there is no guarantee that these relationships will lead to actual working relationships and/or attracting potential customers.

- **Financial Statements** The financial statements have not been reviewed or audited. In the event our financial statements were to be reviewed, they might present different or additional information.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Ahmad M. Yakub, 100.0% ownership, Common Stock

## Classes of securities

- Common Stock outstanding: 60,000,000

  The Company has authorized the issuance of 100,000,000 shares of Common Stock, $0.0001 par value per share. To date, the Company has issued 60,000,000 such shares of Common Stock.

### Voting Rights

The holders of shares of the Company's Common Stock, $0.0001 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

### Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, if any are authorized and issued, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

### Rights to Receive Liquidation Distributions

In the event of our liquidation or dissolution holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any future preferred stock we may issue. Currently, there is only one class of stock in this company with equal rights.

### Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stocks are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Common Stocks or any additional classes of preferred stock that we may designate in the future. Currently, there is only one class of stock in this Company.

## What it means to be a Minority Holder

The holders of shares of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

# FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

## Financial Statements

Our financial statements can be found attached to this document. The financial statements cover the period ending in 2018-09-30.

## Financial Condition

### Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until Q1 2019. Based on our forecast, with the liquidity of the anticipated full raise amount ($107,000), we anticipate that we can operate the business for 5 years without revenue generation because of our very low overhead. In this scenario, anticipated major expenditures includes R&D towards commercialization and personnel hiring.

### Financial Milestones

Q1 2019 - Launch of Reg CF Campaign and plan to raise up to $107,000. If we raise $107,000, we believe that the Company will be able to sign 45kW of solar leases, consisting of one to six leases totaling 45kW, that will generate approximately $13,500 in annual revenue for 20 years. If we raise $10,000, we believe that the company will be able to sign 4.5kW of solar leases, consisting of one lease, that will generate approximately $1,350 in annual revenue for 20 years. These above figures are based on the average leases available to us from our EPC contractors. These figures can fluctuate based on market conditions at the time of signing the leases.

Q1 2019 - The Company plans to launch sales and marketing campaigns for its Solar Lease and PPA program. Customers will be acquired through direct marketing and through relationships with existing solar contractors.

All capital raised, after any operational expenses, will be invested in issuing solar leases and purchase power agreements (PPAs) to its micro grid consumers. These revenue generating solar leases and PPAs' will be for 20 and 30 years periods. The Company will provide the funding to purchase and install the solar equipment at the host customer's location. The host customer will then sign a lease agreement or PPA with the Company for the electricity produced by the system. The cost of this electricity will be competitively priced with electricity purchased from the macro grid. We believe the customers will benefit from the energy produced by the solar equipment and will make a monthly payment to the Company. The equipment will be installed by the subcontractors hired by the Company and the Company will maintain ownership of the solar equipment.

We currently have $1,000 cash on hand and no lines of credit open. We have access to $100,000 in loans from our CEO Ahmad M. Yakub if needed. Funds from this campaign are critical to our growth and our ability to commence signing leases. If we raise the minimum amount of $10,000, we anticipate that we will be able to operate the business without revenue generation for about 20 months as we have very low overhead and operating costs of around $500 per month. We will need to continue to raise money as we need to grow our team and attract our initial customers. There will be no customer growth if we only raise the minimum amount.

Currently, nobody is taking a salary. If we raise the maximum amount of $107,000, we believe that we will be able to operate the business beyond a year. Operational costs will increase as we sign new leases and increase our team size to accommodate for this growth. With this raise amount, we would also need to raise another round of funding to help with employee hiring and customer acquisition. This maximum amount will help us secure initial customers, but we will need more capital to sufficiently grow the business.

**Liquidity and Capital Resources**

We have cash in the bank of $1,000.

The Company is launching a Reg CF Campaign to raise $107,000 in the first round then we intend to amend to raise up to $1,070,000. The Company intends to launch a subsequent crowdfunding offering after the Reg CF campaign to raise up to $50,000,000.

The Company has no current liabilities or obligations. The Company operating expenses are fees associated with this campaign that includes Legal and Accounting fees and StartEngine fees as described in this offering. The company has no additional operating expenses currently, however this is expected to change after the Reg CF Campaign is launched and the company starts operating its solar leases and PPA Program.

If the Company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the Company. In order to quickly take our operations to the market, funds are critical to the process of enhancing our technological, and particularly our market, barrier of entry to potential competitors. We intend to manage operations in a conservative manner and only commence capital outlays commensurate with our ability to raise capital.

**Indebtedness**

The Company has no outstanding indebtedness.

**Recent offerings of securities**

None

**Valuation**

$6,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares and perks merely reflects the opinion of the board as to fair market value. The Company has based this opinion on the strength of the solar energy market growth, the experience of management and intellectual property which is developing a token and creating microgrids to deploy that token. These will be used for our smart contracts with our potential utility customers. The Company has also compared the value of similarly situated competitors such as the LA Department of Water and Power, Southern California Edison and Southern California Gas Company. Power Ledger is another example with its valuation of $63,000,000; its program and technology are a year ahead of ours. Globe Standard's management team (which currently consists solely of the CEO), based in the United States, has over ten years of renewable energy finance experience and has financed several million dollars of solar energy installations, bringing clean renewable energy to consumers, cheaper than fossil fuel; and at the same time benefiting the environment by reducing greenhouse gases.

## USE OF PROCEEDS

|  | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| **Total Proceeds:** | $10,000 | $107,000 |
| Less: Offering Expenses |  |  |
| StartEngine Fees (6% total fee) | $600 | $6,420 |
| **Net Proceeds** | $9,400 | $100,580 |
| Use of Net Proceeds: |  |  |
| R&D & Production | $0 | $0 |
| Marketing | $0 | $0 |
| Working Capital | $9,400 | $100,580 |
| **Total Use of Net Proceeds** | $9,400 | $100,580 |

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover 100% of working capital in order to have the funds necessary to start operations, sign leases, and operate the day to day of the business.

The capital raised will be used to obtain and install solar panels. The customers on these micro grids, will sign solar leases and PPAs for 20 and 30-year periods. Based on our assumptions we project that these agreements will generate a 8% to 12% return, although there can be no assurance that that will be the case, and any return to the Company will depend upon our efficiency in installing and operating the equipment and microgrids.

*Irregular Use of Proceeds*

The Company will not incur any irregular use of proceeds

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance failure

The company has not previously failed to comply with Regulation CF.

### Annual Report

The Company will make annual reports available at www.globestandard.com/invest in the Investors labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Globe Standard, Inc.

*[See attached]*

I, Ahmad M. Yakub, the CEO of Globe Standard, Inc., hereby certify that the financial statements of Globe Standard, Inc., and notes thereto from Inception (January 25, 2018) to September 30, 2018,  included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not yet in existence in the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2nd day of October, 2018.


_____ (Signature)

__CEO_____ (Title)

__October 2, 2018_____ (Date)

**GLOBE STANDARD, INC.**

**FINANCIAL STATEMENTS**
**(UNAUDITED)**

**FROM INCEPTION (JANUARY 25, 2018) TO SEPTEMBER 30, 2018**

Globe Standard, Inc.
Index to Financial Statements
(unaudited)

**GLOBE STANDARD, INC.**
**BALANCE SHEETS**
**SEPTEMBER 30, 2018**
(unaudited)

| | | |
|---|---|---:|
| Assets | | |
| Current Assets: | | |
| Cash and Cash Equivalents | | 1,000 |
| Total Current Assets | | 1,000 |
| Non-Current Assets | | |
| Property, Plant & Equipment | | - |
| Intangible Assets | | - |
| Total Non-Current Assets | | - |
| **Total Assets** | **$** | **1,000** |
| | | |
| Liabilities and Equity | | |
| Current Liabilities | | |
| Trade and other borrowings | | - |
| Short-term borrowings | | - |
| Total Current Liabilities | | - |
| Non-Current Liabilities | | - |
| Long-term borrowings | | - |
| Total Non-Current Liabilities | | - |
| Total Liabilities | | - |
| Stockholders' Equity | | |
| Common Stock, par value $0.0001 100,000,000 shares authorized, 60,000,000 issued and outstanding | | 6,000 |
| Retained Earnings | | - |
| Net Income | | (5,000) |
| Total Stockholders' Equity | | 1,000 |
| **Total Liabilities and Stockholders' Equity** | **$** | **1,000** |

4

**GLOBE STANDARD, INC.**
**STATEMENTS OF OPERATIONS**
**FOR (JANUARY 25, 2018) TO SEPTEMBER 30, 2018**
(unaudited)

| | | |
|---|---|---:|
| Revenue | $ | - |
| Cost of Sales | | - |
| Gross Profit | | |
| Operating Expenses- | | |
| General and Administrative | | 5,000 |
| Total Operating Expenses | | 5,000 |
| **Net Income** | $ | **(5,000)** |

5

## GLOBE STANDARD, INC.
## STATEMENTS OF STOCKHOLDERS' EQUITY
## FOR (JANUARY 25, 2018) TO SEPTEMBER 30, 2018
(unaudited)

| | Common Stock | | Additional Paid In Capital | Accumulated Earnings | Stockholders' Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| January 25, 2018 | - | $ - | $ - | $ - | $ - |
| Issuance of Founders Shares | 60,000,000 | 6000 | - | - | 6,000 |
| Net Income | - | - | - | (5,000) | (5,000) |
| September 30, 2018 | 60,000,000 | $ 6,000 | $ - | $ (5,000) | $ 1,000 |

**GLOBE STANDARD, INC.**
**STATEMENTS OF CASH FLOWS**
**FOR (JANUARY 25, 2018) TO SEPTEMBER 30, 2018**
(unaudited)

| | | |
|---|---|---:|
| Cash Flows From Operating Activities | | |
| Net Income | $ | (5,000) |
| Net Cash Used in Operating Activities | | (5,000) |
| | | |
| Cash Flows From Financing Activities | | |
| Contribution | $ | 6,000 |
| Net Cash Received From Financing Activities | | 6,000 |
| | | |
| Increase in Cash and Cash Equivalents | | |
| Cash and cash equivalents, beginning of period | | - |
| **Cash and cash equivalents, end of period** | $ | **1,000** |
| | | |
| Supplemental Disclosures of Cash Information: | | |
| Cash paid for interest | $ | - |
| cash paid for income taxes | $ | - |
| | | |
| Non Cash Investing and Financing Activities: | | |
| Subscription Receivable | $ | - |

**NOTE 1 – NATURE OF OPERATIONS**

Globe Standard, Inc. was formed on January 25, 2018 ("Inception") in the State of Delaware. The financial statements of Globe Standard, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, CA

Globe Standard, Inc. owns a Digital Cryptocurrency, GLO. that will be used for revenue generating and as perks for investors. The company will be engaged in Renewable Energy Financing on a Global Scale, by creating micro grids for utility consumer applications. To finance these micro grids, the company intends to issue 20 and 30 years Solar Leases and PPAs' thereby generating long term, sustainable revenue stream. Globe Standard intends to use its Digital Currency, GLO. as a form of payments from its end user, utility customers.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Income Taxes*

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

The company has no outstanding Short Term or Long Term debt.

**NOTE 4 – COMMITMENTS AND CONTINGENCIES**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

**NOTE 5 – STOCKHOLDERS' EQUITY**

*Common Stock*

We have authorized the issuance of 100,000,000 shares of our common stock with par value of $0.0001. As of September 30, 2018 the company has currently issued 60,000,000 shares of our common stock.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events that occurred after September 30, 2018 through October 05, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*

startengine What's New Discover Investments Edit My Campaign Blake A.

Globe Standard is pending **StartEngine Approval.**



0

Investors

$0.00

Raised of $10K - $107K goal

Globe Standard

Solar-Powered Digital Currency

Small OPO · Van Nuys, CA · Consumer Internet · Accepting International Investment

Overview Team Terms Updates Comments Share

# Digital Money For Our Digital Age: Global, Fast and Secure



## Invest in Globe Standard

GLO by Global Standard is a commodity-backed digital currency combining two of today's most exciting, important and growing industries: renewable energy and cryptocurrencies. GLO is based on blockchain technology with decentralized record keeping through a distributed ledger. Our hope is that it becomes the standard for payments of energy goods and services globally.

## Development Stage

Globe Standard is a Delaware Corporation formed on January 25, 2018. Its founder established the company primarily to operate in the Global Electricity marketplace, whereby owning and operating microgrids worldwide, incorporating Blockchain Technology. The company does not currently have activities but is ready to launch projects subject to its funding goals and currently doesn't have clients. Currently, there is a working website. The cryptocurrency has already been created and has been ready to issue since July 2018.

GLO Tokens have already been developed and are in existence. Its initial use is backed by our company to be acceptable as a form of payment from our future electricity customers. GLO Tokens can be acquired, as perks offered, thru your investment in our Reg CF campaign on StartEngine.

---

## The Offering

**Investment**

$0.10 share of Common Stock | When you invest you are betting the company's future value will exceed $6.1M

**Perks***

The Offering includes 1 GLO Token for every $1 invested.
For example, if you invest $250, you will receive 250 GLO Tokens.

**All perks and tokens will be delivered after the campaign is completed, and upon availability of the Tokens.*
*See Offering Summary below for additional terms.*

### GLO Token

**Description:** GLO is a Blockchain based token issued by Globe Standard, and it is intended to function as the preferred medium of exchange or currency usable within our own proprietary GLO website. It is intended to be used as a form of currency between our electricity consumers, retailers, and supply chain partners. GLO will utilize the Bitcoin blockchain, and is based on the SHA256 algorithm and will not be transferred to another blockchain.

The Company currently does not have a functional distributed ledger based business model and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

---

## The GLO Strategy for Success



GLO is the digital cryptocurrency being launched by Globe Standard. Globe Standard will support the early demand for GLO thru its innovative

renewable energy programs bringing solar energy to the global community.



Globe Standard is set to issue 20- and 30-year Solar Leases and Power Purchase Agreements to its electric customers, creating what we believe will be a long-term revenue stream. GLO will be accepted as payment for customers' electric bills, thereby creating an immediate need for GLO. Customers will be offered an incentive as a discount for paying their energy bills with GLO.

*Image is a sample, and does not represent Company assets or operations.*



GLO is offering this new cryptocurrency into the market with an ambitious and powerful financial system that operates outside of the control of any sovereign nation. Our founder believes in the potential of blockchain technology to provide full worldwide financial freedom.

Investment and growth in the cryptocurrency sector and in renewable energy makes for a winning combination, in our estimation.

## The GLO Mission

Electricity as a utility is a necessity, and since we believe most people on the planet are faced with an electric bill to pay, the sky's the limit for consumption of renewable energy. Our mission is to create a micro utility grid that brings solar power to electric consumers worldwide.

*"The extraordinary surge in solar investment around the world shows how much can be achieved when we commit to growth without harming the environment."*

**Erik Solheim**

Head of UN Environment

## Who We Are

Globe Standard's management, based in the United States, has over ten years of renewable energy finance experience. Our founder has financed several megawatts of solar energy installations, bringing clean renewable energy to consumers at rates cheaper than fossil fuel. This has been all while benefiting the environment by reducing greenhouse gases. We are driven by an experienced management focused on accurate execution, as well as a highly innovative technical team with unsurpassed expertise in the photovoltaic industry.



GLO is offering this new cryptocurrency into the market with an ambitious and powerful financial system that is intended to operate outside of the control of any sovereign nation. Our founders are fully aware of the potential of blockchain technology to provide full worldwide financial freedom.

Investment and growth in the cryptocurrency sector and in renewable energy makes for a winning combination, in our estimation.

*(Image is a sample, and does not represent Company assets or operations).*

*"Globe Standard is focused on the immediate need for renewable energy by maximizing solar energy output at the most competitive price. Our goal is to contribute to economic development and community revitalization through the rapid availability and implementation of solar energy. We know it's the right thing to do for people and the planet!"*

**Ahmad M. Yakub**

CEO

## The Marketplace



We believe there is a very high demand for renewable energy financing in residential, commercial and utility scale projects. This market is rapidly growing and is at a global scale. World energy supply from Solar is scaling up rapidly. New installations totaling more than 97 GW in 2017 took global solar PV power generating capacity to nearly 400 GW by year-end, a 32% increase versus the end of 2016. Capacity has nearly quadrupled in the



past five years. Source: BP Global - Solar energy. New installations of 75 GW were placed in service in 2016 at a value of $135 Billion. This was an increase of 29.6% from the previous year.

*We are in the middle of a global renewable energy revolution. Investments in renewables have continued to increase each year, led largely by developing countries. And since 2004, the world has invested $2.9 trillion in green energy sources.*

Source

**CryptoCurrency Investment**

*"2017 saw a rush of capital into the cryptocurrency markets and there's no sign 2018 will be any different. And millennials are keeping the frenzy booming."*

According to a recent survey conducted by Blockchain Capital, 30% of those in the 18-to-34-age range would rather invest $1,000 in Bitcoin than $1,000 in government bonds or stocks. The same study also indicates that 42% of millennials have heard about Bitcoin, compared with 15% awareness among those aged 65 and up.

Source



**Renewable Energy Investment**

*"Global investment in renewable energy edged up 2% in 2017 to $279.8 billion, taking cumulative investment since 2010 to $2.2 trillion, and since 2004 to $2.9 trillion. The latest rise in capital outlays took place in a context of further falls in the costs of wind and solar that made it possible to buy megawatts of equipment more cheaply than ever before. The renewable energy market continues to make remarkable progress. Last year was the eighth in a row that global investment in renewables exceeded $ 200 billion." (https://europa.eu/capacity4dev/file/71900/download?token=57xpTJ4W)*

Source

# Your Investment

We believe that the world is moving toward a sustainable model of energy both for it's viability and out of necessity. GLO is here to assist with this powerful and important shift. We believe the value of GLO is represented by the deliverable energy it is backed by.

# Invest in Globe Standard

GLO's blockchain-enabled technology delivers world-class security while meeting international compliance standards and regulations. GLO combines two of today's most exciting, important and growing industries: renewable energy and cryptocurrencies. With both technologies seeking to advance their disciplines via ingenious innovation. We believe that GLO is the perfect union of 2 powerful sectors. GLO is based on Blockchain technology with decentralized record keeping through a distributed ledger.

The funds will be used in solar energy projects for now. Since the global demand has increased for photovoltaics and they are being adapted at a higher rate, GlobeStandard intends to use the proceeds from this offering in solar energy projects.



*All images herein are visual representations of the potential operations of the business and/or the fields in which the company plans to operate once it launches and do not represent current assets or operations of the business.*

*THESE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO,AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT.WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE,""PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS.THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.*



Ideas and Concepts Manifested and Documented

White paper, technical paper, mock-ups and process designs are created and finalized.

**March 2018**

First Alpha Release of GLO Platform Goes Live

Adding the investor view and app for both iOS and Android devices.

**May 2018**

Launch of Reg CF Campaing

Launch of Regulation Crowd Funding Campaing on StartEngine platform

**January 2019**

**April 2018**

Coins are Created

Platform is completed and ready for launch

**October 2018**

Website Goes Live

Launch of the public website.

## Meet Our Team



### Ahmad M Yakub

Founder, CEO and Director

*Ahmad M. Yakub is an experienced CEO with a demonstrated history of working in the renewables and environment industry. He is skilled in technology, renewable energy, strategic planning, business development and entrepreneurship. He holds a Bachelor's Degree in Information Technology. Ahmad currently works (approximately 2-3 hours a day) as the CEO of Broadstreet Solar, Inc., a solar energy company, from 2009 to present. Ahmad's primary job at present is working full-time (approximately 8-10 hours a day) for the Company as its CEO from the Company's inception in January 2018.*







**Vipin Kumar**
Project Manager

*Vipin Kumar is an experienced Business Analyst and System Designer with multiple projects empowering the digital world in new ideas and innovations. His experience and expertise makes him a leader with a crystal-clear vision. Vipin holds a Bachelors Degree in Computer Science Engineering. (2006 – 2010). Vipin Kumar is the Project Manager and System Designer for Globe Standard.*

**Ajay Hada**
Lead Software Developer

*Ajay Hada is a professional Software developer with years of experience in design & development in PHP, MySQL based web applications and Blockchain technology development. Adroit in defining testability requirements and conducting rigorous tests to effectuate improvement in products planning & building. Ajay acquires his Bachelor of Arts Degree in Computer Application in 2004 and a Master of Science Degree in 2007. Ajay Hada is the lead Software developer for Globe Standard.*

**Imran Qureshi**
Marketing Manager

*Imran Qureshi is an IT Professional with over 9 years experience in the industry. Over the years he has gained valuable expertise in Digital marketing including Search Engine Optimization, Social Media Optimization, ICO Marketing, Pay Per Click, Project Management and Planning, Email Marketing, B2B Competitive Analysis and Reputation management. Imran holds a Bachelors Degree in Commerce, a Masters Degree and a Diploma in Computer application. Imran Kureshi is Globe Standard's Marketing expert.*

## Offering Summary

Maximum 1,070,000 shares* of Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 100,000 shares of Common Stock ($10,000)

| | |
|---|---|
| **Company** | Globe Standard, Inc (also referred to as "we", "us", "our", or "Company") |
| **Corporate Address** | 16112 Hart Street, Van Nuys, CA 91406 |
| **Description of Business** | Globe Standard intends to create a micro utility grid that brings solar power to electric consumers worldwide. Globe Standard intends to make its proprietary GLO Tokens the standard token of the worldwide energy industry. |
| **Type of Security Offered** | Common Stock (the "Securities") and GLO Tokens (the "Tokens") |
| **Purchase Price of Security Offered** | $0.10 per share of Common Stock |
| **Minimum Investment Amount (per investor)** | $200.00 |

### Perks*

The Offering includes 1 GLO Token for every $1 invested.

For example, if you invest $250, you will receive 250 GLO Tokens.

*All perks will be issued after the Offering is completed.

### Terms of the Shares

Description: We are offering shares of our Common Stock.

- Total amount of common stock authorized: 100,000,000
- Total shares of common stock issued: 60,000,000
- Will they be listed on Exchanges: We currently do not have any plans to issue the common stock on an exchange
- Voting Rights: Yes, each share will be entitled to one vote.
- Restrictions on Transfer: 1 year from closing of Reg CF Offering Dividends/Distributions: Yes, shares will be entitled to their pro rata share of dividend, if and when declared by the Board of Directors out of legally available funds
- Redemption Rights: None

### Terms of the Tokens

**GLO Token**

**Description:** GLO is a blockchain-based token issued by Globe Standard, Inc. and is intended to function as the preferred medium of exchange or currency usable within our own proprietary GLO website. It is intended to be used as a form of currency between our electricity consumers, retailers, and supply chain partners. GLO will utilize the Bitcoin blockchain, and is based on the SHA256 algorithm and will not be transferred to another blockchain.

- **Initial Blockchain:** Bitcoin Based Blockchain
- **Migration to Alternative Blockchain:** N/A
- **Expected Network Launch date:** January 2019
- **Total amount of Tokens created:** 7,600,000,000
- **Number of Tokens or Rights to Tokens already distributed:** 60,000,000 are currently held in the Company's wallet for investment and sale. The remaining Tokens are held in reserve.
- **Will they be listed on Exchanges:** We currently intend listing the Token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that we will be able to list the Token on any exchange or that any such a trading platform will be available at any time.

**Other Material Terms**

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Reg CF Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None

The Company currently does not yet have a functional distributed ledger based business model and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

**Tax Advisory:** Investors should consult their tax advisors with respect to the tax basis for each of the Common Stock and the Tokens, since they will trade independently.

**Jurisdictions:** No investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

### The 10% Bonus for StartEngine Shareholders

Globe Standard, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.10 / share, you will receive 100 bonus shares, meaning you'll own 1,100 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

**Forward Looking Statements**

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

---

Form C Filings

---

SHOW MORE

---

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Globe Standard to get notified of future updates!

## Comments (0 total)

Add a public comment...

0/2500

Post




**VIDEO TRANSCRIPT (Exhibit D)**

No Video Present.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.